UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Brembo S.p.A.
(Name of Subject Company)

N/A
(Translation of Subject Company’s Name into English (if applicable))

Italy
(Jurisdiction of Subject Company’s Incorporation or Organization)

Brembo S.p.A.
(Name of Person(s) Furnishing form)

Ordinary Shares
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Brembo S.p.A.
Via Brembo, 25
24035 Curno (Bergamo)
Italy
Laura_Panseri@brembo.it
+39 035 6052446
(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights Offering Commenced)

PART I-INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a)

Exhibit No.	Description
1.1	Press Release of Brembo S.p.A. of June 20, 2023
1.2	Notice of Shareholders’ Meeting of Brembo S.p.A. of June 20, 2023

(b)	Not applicable

Item 2.	Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, is included in each of the Exhibits listed above.

PART II-INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Not applicable

(2)	Not applicable

(3)	Not applicable

PART III-CONSENT TO SERVICE OF PROCESS

Concurrently with the furnishing of this Form CB to the Securities and Exchange Commission (the “SEC”), Brembo S.p.A. is submitting to the SEC a written irrevocable consent and power of attorney on Form F-X.

PART IV-SIGNATURES

After due inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

BREMBO S.P.A.

By:	/s/ Matteo Tiraboschi
	Name:	Matteo Tiraboschi
	Title:	Executive Chairman

	Date:	June 21, 2023

EXHIBIT INDEX

Exhibit No.	Description
1.1	Press Release of Brembo S.p.A. of June 20, 2023
1.2	Notice of Shareholders’ Meeting of Brembo S.p.A. of June 20, 2023